SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934
November 09, 2016
Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]
Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

9 November 2016
Smith & Nephew plc (the "Company")

Transaction in Own Shares

The Company today purchased 350,000 of its Ordinary Shares of US 20¢ each through J.P. Morgan Securities, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 14 April 2016. These shares have been purchased as part of the $300 million buy-back programme, the purpose for which is to reduce the Company's share capital, as announced on 8 August 2016. Details of the relevant purchase transactions are set out below:

Description of Shares:	Smith & Nephew Ordinary Shares of US 20¢ each
Number of Shares repurchased:	350,000
Average price paid per Share:	1,133.8350p
Highest price paid per Share:	1,149.0000p
Lowest price paid per Share:	1,115.0000p
Date of transaction:	9 November 2016
Broker:	J.P. Morgan Securities plc

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 28,157,545 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 885,424,628 Ordinary Shares of US20¢ each (excluding treasury shares). This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.
These purchases were made by J.P. Morgan Securities plc on behalf of the Company and a full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7974O_-2016-11-9.pdf

This announcement is made in accordance with the requirements of LR 12.4.6.

Tony Llewellyn
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477320
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)
 Date: November 09, 2016
By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary